Exhibit 2.2

AMENDMENT NO. 1

TO AGREEMENT AND PLAN OF MERGER

This AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER (this “Amendment”) is made and entered into as of this December 27, 2018, by and among FC Global Realty Incorporated, a Nevada corporation (“Parent”), FC Merger Sub, Inc., a Maryland corporation (“Purchaser” and, together with Parent, the “Purchaser Parties”), and Gadsden Growth Properties, Inc., a Maryland corporation (“Gadsden”) and Gadsden’s operating partnership, Gadsden Growth Properties, L.P., a Delaware limited partnership (the “Operating Partnership”) which has been formed under the Delaware Revised Uniform Limited Partnership Act. Capitalized terms used, but not otherwise defined, herein have the meanings ascribed to them in the Merger Agreement (as defined below).

RECITALS

A.       On November 8, 2018, the Parties entered into an Agreement and Plan of Merger (the “Merger Agreement”).

B.       As provided in the Merger Agreement, the Disclosure Letters contemplated by the Merger Agreement were not delivered by the Parent or Gadsden at the time of the signing of the Merger Agreement. Following the signing, in accordance with Section 5.14 of the Merger Agreement, the Parent and Gadsden each delivered their respective Disclosure Letter to the other Party.

C.       The following sections of the Gadsden Disclosure Letter disclosed certain potential unquantified liabilities: Section 3.1(j) (Litigation), and Section 3.1(k) (Taxes) (the “Gadsden Specified Obligations”).

D.       The following sections of the Parent Disclosure Letter disclosed certain potential unquantified liabilities: the second paragraph in Section 3.2(b) (Subsidiaries), Section 3.2(k) (Litigation) and Section 3.2(l) (Taxes) (the “Parent Specified Obligations” and, together with the Gadsden Specified Obligations, the “Specified Obligations”).

E.       The Parties desire to provide for an adjustment to the Merger Consideration following the procedures described in Article VIII of the Merger Agreement if the Specified Obligations of either Gadsden or Parent exceed One Million Dollars ($1,000,000) (the “Threshold”).

F.       Any claim for an adjustment as a result of Specified Obligations exceeding the Threshold must be made on or before March 31, 2020 otherwise such claim will expire.

G.       The parties also agree to restate Section 1.2 and Section 7.1(c) of the Merger Agreement.

AGREEMENT

In consideration of the foregoing recitals and the respective covenants, agreements, representations and warranties contained herein and in the Merger Agreement, the Parties, intending to be legally bound, agree to amend and supplement the Agreement as follows:

1.       Representations as to Specified Obligations.

(a)       Gadsden and Operating Partnership Representation as to Specified Obligations. Gadsden and the Operating Partnership hereby, jointly and severally, represent and warrant to the Purchaser Parties that the aggregate amount of the Gadsden Specified Obligations for which there is a payment in cash by Parent or any subsidiary of Parent after the Effective Time shall not exceed the Threshold; provided, that no such representation or warranty is made with respect to any claim that has been made in any case under the Bankruptcy Code, including without limitation, any claims made with respect to T9, any subsidiary of T9 or the T9 Property, each as defined in the Gadsden PPM.

(b)       Purchaser Parties Representation as to Specified Obligations. Each of the Purchaser Parties hereby, jointly and severally, represents and warrants to Gadsden that the aggregate amount of the Purchaser Specified Obligations for which there is a payment in cash by Parent or any subsidiary of Parent after the Effective Time shall not exceed the Threshold

(c)       Cross References. For the avoidance of doubt, the Specified Obligations are only with respect to Liabilities that arise from or are related to any (i) litigation, arbitration, claim, investigation, suit, action or proceeding or any Order; or (ii) Taxes, whether or not such matter is disclosed as provided in recital C (by Gadsden) or recital D (by Parent).

2.       Adjustment to Merger Consideration; Survival. The representations and warranties set forth in Section 1 of this Amendment shall constitute representations and warranties of the Merger Agreement for every purpose, including for purposes of making a Loss Determination in accordance with Article VIII of the Merger Agreement. The representations and warranties set forth in Section 1 of this Amendment shall survive until March 31, 2020 notwithstanding any longer period of survival for other representations and warranties relating to tax or other matters.

3.       Acceptance of Disclosure Letters. Each of the Parties hereby confirms that it has no objection to the Disclosure Letter of the other Parties, delivered on the date of this Amendment, and agree that such Disclosure Letters are accepted as duly and timely delivered.

4.       Section 1.2 of the Merger Agreement. Section 1.2 of the Merger Agreement is amended and restated to read in its entirety as follows:

Section 1.2 Closing. The closing of the Merger (the “Closing”) will take place at 10:00 a.m., local time, as promptly as practicable, but in no event earlier than the earlier to occur of (a) February 28, 2019, or (b) the third (3rd) Business Day after the satisfaction or waiver of all of the conditions (other than those conditions that by their nature are to be satisfied by actions taken at Closing, but subject to the fulfillment or waiver of those conditions) set forth in Article VI (the “Closing Date”), at the offices of Allegaert Berger & Vogel LLP, 111 Broadway, 20th Floor, New York, New York 10006, unless another date or place is agreed to in writing by the parties.

5.       Section 7.1(c) of the Merger Agreement. Section 7.1(c) of the Merger Agreement is amended and restated to read in its entirety as follows:

“(c) Gadsden. By Gadsden, upon a breach of any representation, warranty, covenant or agreement on the part of the Purchaser Parties set forth in this Agreement, or if there shall have been a Parent Material Adverse Effect or if the Merger Registration and Proxy Statement is not declared effective by the SEC on or prior to February 28, 2019;”

6.       Effect of Amendment. Except as amended by this Amendment, the Agreement shall remain in full force and effect. In addition, if there are any inconsistencies between the Agreement and this Amendment, the terms of this Amendment shall prevail and control for all purposes.

7.       Governing Law. This Amendment shall be construed in accordance with and governed by the Laws of the State of Maryland without giving effect to the principles of conflict of laws.

8.       Counterparts. This Amendment may be executed in any number of counterparts, each of which shall be deemed an original regardless of the date of its execution and delivery. All such counterparts together shall constitute one and the same instrument.

[Signatures Follow]

IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first above written.

FC GLOBAL REALTY INCORPORATED

By:	/s/ Michael R. Stewart
Name:	Michael R. Stewart
Title:	Chief Executive Officer

FC MERGER SUB, INC.

By:	/s/ Michael R. Stewart
Name:	Michael R. Stewart
Title:	Chief Executive Officer

GADSDEN GROWTH PROPERTIES, INC.

By:	/s/ John Hartman
Name:	John Hartman
Title:	Chief Executive Officer

GADSDEN GROWTH PROPERTIES, L.P.
By: Gadsden Growth Properties, Inc.

By:	/s/ John Hartman
Name:	John Hartman
Title:	Chief Executive Officer

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